Exhibit 99.I.1(a)-2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Conditional mandatory cash offer by
CLSA Limited
on behalf of the Offerors
to acquire all issued shares (including shares represented by ADSs)
in the share capital of
Brilliance China Automotive Holdings Limited
and the Employee Options
(other than those already owned or held by the Offerors
or parties acting in concert with them)
DESPATCH OF OFFEREE DOCUMENT
AND
CLARIFICATION OF PRESS ARTICLES

The offeree document containing, among other things, (i) a letter from the board of Directors; (ii) a letter from the Independent Board Committee; and (iii) a letter from SBI E2-Capital (HK) Limited, the Independent Financial Adviser, has been despatched to Ordinary Shareholders, holders of Ordinary Shares represented by ADSs and holders of Employee Options on 23 January 2003.

Reference is made to various recent press articles raising queries concerning the Offer and information contained in previous announcements made by the Company and the Board wishes to clarify such queries.

At the request of the Company, trading in the Ordinary Shares will be suspended with effect from 9:30 a.m. on Friday, 24 January 2003 pending the release of an announcement regarding the impact of the order on the Offer.

Reference is made to the joint announcement dated 19 December 2002 made by the respective board of directors of the Company and (Huachen Automotive Group Holdings Company Limited)*, Messrs. Wu Xiao An (also known as Ng Siu On), Hong Xing, Su Qiang (also known as So Keung) and He Tao (also known as Ho To) and the board of trustees of the Foundation in relation to the Offer.

Unless otherwise defined, terms used herein shall have the same meanings as in the Joint Announcement.

Despatch of Offeree Document

The Board wishes to announce that the Offeree Document containing, among other things, (i) a letter from the Board; (ii) a letter from the Independent Board Committee comprising Messrs. Wei Sheng Hong, Huang Anjiang and Yi Min Li, all of whom are independent non-executive Directors; and (iii) a letter from SBI E2-Capital (HK) Limited, the independent financial adviser to the Independent Board Committee has been despatched to Ordinary Shareholders, holders of Ordinary Shares represented by ADSs and holders of Employee Options on 23 January 2003.

Ordinary Shareholders, holders of Ordinary Shares represented by ADSs and holders of Employee Options should read the Offeree Document, in particular the advice from the Independent Board Committee and the Independent Financial Adviser, before taking any action with regard to their Shares or Employee Options in relation to the Offer.

Clarification of recent press articles

Reference is made to various recent press articles raising queries concerning the Offer and information contained in previous announcements made by the Company and the Board wishes to clarify such queries as follows.

The Board wishes to state that all information contained in announcements previously made by the Company was true and complete and contained all the price-sensitive information which was in the possession of the Directors at the time of the preparation and dissemination of such announcements.

The Offer

In respect of the Offer, the Board notes that the press articles raised queries as to:

—	the time Huachen acquired the Foundation’s interest in the Company;

—	the price at which Huachen acquired the Sale Shares from the Foundation;

—	the intentions of the Offerors following the Offer.

In relation to such queries, the Board advises that information in relation to such queries has been set out in the Joint Announcement and in particular quotes the following from the Joint Announcement:

Regarding the time Huachen acquired the Foundation’s interests in the Company

“On 18 December 2002, Huachen and the Foundation entered into the Principal Agreement. Pursuant to the terms of the Principal Agreement, Huachen purchased a total of 1,446,121,500 Shares from the Foundation, representing the Foundation’s entire shareholding interest in the Company.”

“... Following completion of the Principal Agreement, Huachen became interested in 1,446,121,500 Shares, representing approximately 39.446 per cent. of the issued share capital of the Company.”

Regarding the price at which Huachen acquired Sale Shares from the Foundation

“... the aggregate purchase price paid by Huachen to the Foundation for the Sale Shares was HK$144,612,150, equivalent to HK$0.10 per Share.”

Regarding the intention of the Offerors following the Offer

“The directors of Huachen intend that the Company shall continue with the existing businesses of the Group and do not intend to propose or seek any major changes to the existing operations or management of the Group. Huachen does not have any intention of injecting any assets into the Company nor does it have any intention of disposing of or transferring any of the Company’s assets to Huachen or any other party.

It is the intention of the Offerors to maintain the listing of the Shares on the Stock Exchange and (in the form of ADSs) on the New York Stock Exchange. The Offerors anticipate that the Company will continue to be subject to the reporting and other informational requirements of the Exchange Act. Appropriate steps will be taken by the Offerors as soon as possible following the close of the Offer to ensure that not less than 25 per cent. of the Shares will be held in public hands so as to ensure compliance with Rule 8.08 of the Listing Rules.”

Information contained in previous announcements made by the Company

In respect of information contained in previous announcements made by the Company, the Board notes that the press articles raised queries as to:

—	the reasons for the dismissal of Mr. Yang as chairman of the Company and the redesignation of management functions in June 2002;

—	the impact on the Group of the alleged involvement of Mr. Yang, a former director of the Company in economic crimes;

—	whether or not the announcement made by the Company dated 14 November 2002 (the “14 November Announcement”) was made at the time the Company was first made aware of the information disclosed therein.

The Board notes that the press articles also sought for an update of the progress of the establishment of the joint venture with BMW and the strategies of the Group following the Offer.

Reasons for the dismissal of Mr. Yang as chairman of the Company and the redesignation of management functions in June 2002

Regarding the reasons for the dismissal of Mr. Yang as chairman of the Company and the redesignation of management functions in June 2002, the Board advises that such reasons have been set out in previous announcements made by the Company and reiterates the following statements from the announcements made by the Company dated 19 and 21 June and 22 October 2002, respectively:

“... the changes in the appointees to the various offices of the Company is a redesignation of management functions internally (i) to strengthen the management of the Company in anticipation of the production of the Zhonghua Sedan and the finalisation of the discussion of the joint venture with BMW; and (ii) to enhance management efficiency by dividing the various management functions among the executive Directors so that each executive Director is responsible for a designated management function.” (excerpted from the announcement made by the Company dated 19 June 2002)

“... the Board believe that the redeployment of management functions among the executive Directors will ensure that each management function will be carried out by the best suitable person in the Board and that the interest of the shareholders will be better served.” (excerpted from the announcement made by the Company dated 21 June 2002)

Impact on the Group of alleged involvement of Mr. Yang, a former director of the Company in economic crimes

Regarding the impact on the Group of the alleged involvement of Mr. Yang Rong in economic crimes, the Board advises that the impact has been stated in the announcement made by the Company dated 22 October, 2002 and reiterates the following statement in the announcement made by the Company dated 22 October 2002 as follows:

“The Company and its subsidiaries have not been investigated or notified of any investigation by any governmental authorities in the People’s Republic of China (the “PRC”), and the Directors and the management of the Company (except Mr. Yang) have not been questioned or investigated by any government authorities. Accordingly, the Directors believed that the suspected involvement of Mr. Yang in economic crimes was not related to the business or operation of the Company. The Directors are of the view that the approval of the arrest of Mr. Yang for suspected involvement in economic crimes will not affect the normal business operation of the Company.”

Timing of the 14 November Announcement

Regarding the timing of the announcement dated 14 November Announcement, the Board quotes from the said announcement as follows:

“The Company has confirmed that the Foundation was approached by a wholly owned subsidiary of the Liaoning Provincial Government regarding the possible acquisition by [Huachen] of all or part of its interests in the Company. Following recent discussions, the [Management Directors] may or may not participate as one of the purchasers of the Proposed Transaction. Negotiations are still on-going and no legally binding contract and/or agreement has been entered into and no concrete terms and/or conditions have been finalized in respect of the Proposed Transaction.”

The 14 November Announcement was made at the time the Company was first made aware of the information disclosed therein.

Progress of the establishment of the joint venture with BMW and the strategies of the Group following the Offer

Regarding the progress of the establishment of the joint venture of BMW, the Company quotes from the Offeree Document as follows:

“It is stated in the announcement of interim results of the six months ended 30 June 2002 dated 19 September 2002 that in July 2002, the Chinese Central Government approved the proposal for establishment of a joint venture with BMW. The Company is currently in the process of obtaining the relevant approvals in relation to the establishment of the joint venture.”

As to the strategies of the Group following the Offer, the Board quotes from the Offeree Document as follows:

“... on the basis that it is the intention of the directors of Huachen that the Company shall continue with the existing businesses of the Group and they do not intend to propose or seek any major changes to the existing operations or management of the Group and that the Directors will remain in office, the Directors are of the view that the Group will continue to follow the same strategies as stated in the Interim Report.”

Recent share price and trading volume movement

The Board notes the recent increase in price and trading volume of the Ordinary Shares and wishes to state that it is not aware of any reasons for such increases.

The Board also confirms that except for the application for renewal of a waiver from strict compliance with the requirements of Chapter 14 of the Listing Rules in respect of certain on-going connected transactions, the existing waiver of which has expired, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement nor is the Board aware of any obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature, except the Offer as stated in the Joint Announcement.

Legal action

On 23 January 2003, the Company was indirectly provided with a copy of an order of the Supreme Court of Bermuda dated 22 January 2003 which purports to grant to Broadsino Finance Company Limited (“Broadsino”), a restraining order against the Company, the Management Directors, the Foundation and Huachen, and which orders that the Company, among others, be restrained from registration of any sale and transfer of the Ordinary Shares held by the Management Directors, Foundation and Huachen or alternatively the registration of further dealings of such Ordinary Shares or any part thereof. The defendants (including the Company) named in the copy of the order have not been served with the order. Subject to and upon proper service of the order, it is the intention of the Company to take all possible steps and actions necessary towards responding to the allegations brought by Broadsino. The Company was informed by the Offerors that they will seek legal advice and take appropriate action regarding the order.

The Company is currently in discussion with its advisers and the Securities and Futures Commission regarding the possible impact of the order on the Offer. Further announcement will be made in this regard.

In view of the order, the Board wishes to state that previous disclosure regarding a substantial shareholder of the Company was accurate and was based on the information filed by such substantial shareholder with the Company as required under the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong).

Suspension of trading

At the request of the Company, trading in the Ordinary Shares will be suspended with effect from 9:30 a.m. on Friday, 24 January 2003 pending the release of an announcement regarding the impact of the order on the Offer.

Definitions

“Board”	the board of Directors;

“Company”	Brilliance China Automotive Holdings Limited, a company incorporated in Bermuda with limited liability whose securities are listed on the Stock Exchange and the New York Stock Exchange;

“Employee Options”	Share options granted by the Company to certain employees of the Group pursuant to the share option scheme adopted by the Company on 18 September 1999;

“Independent Board Committee”	the committee of the Board comprising Messrs. Wei Sheng Hong, Huang Anjiang and Yi Min Li, the independent non-executive Directors;

“Independent Financial Adviser”	SBI E2-Capital (HK) Limited, a registered investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong);

“Joint Announcement”	the joint announcement made by the Board, the board of directors of Huachen, the Management Directors and the board of trustees of the Foundation in relation to the Offer dated 19 December 2002;

“Offer”	the conditional mandatory cash offer made by CLSA, on behalf of the Offerors, to acquire all issued Shares (including Ordinary Shares represented by ADSs) in the share capital of the Company and the Employee Options (other than those already owned or held by the Offerors or parties acting in concert with them);

“Offeree Document”	the response document in respect of the Offer issued by the Company on 23 January 2003 to Ordinary Shareholders, holders of Ordinary Shares represented by ADSs and holders of Employee Options in accordance with the Takeovers Code;

“Ordinary Shares”	Ordinary shares of US$0.01 par value each in the issued share capital of the Company, not including ordinary shares in the form of ADSs; and

“Ordinary Shareholders”	Registered holders of Ordinary Shares; and

“Mr. Yang”	Mr. Yang Rong (also known as Yeung Yung)

By order of the Board of Brilliance China Automotive Holdings Limited Wu Xiao An Chairman

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Hong Kong SAR, 23 January 2003

* for identification purposes only